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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

IKOS SYSTEMS, INC.
(Name of Subject Company)

IKOS SYSTEMS, INC.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

451716203
(CUSIP Number of Class of Securities)

Joseph W. Rockom
Chief Financial Officer and Secretary
IKOS Systems, Inc.
79 Great Oaks Boulevard
San Jose, California 95119
(408) 284-0400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Diane Holt Frankle, Esq.
P. James Schumacher, Esq.
Gray Cary Ware & Freidenrich, LLP
400 Hamilton Avenue
Palo Alto, California 94301
(650) 833-2000

Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

    This Amendment No. 2 (the "Amendment") amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on December 20, 2001, as amended on December 21, 2001 and December 26, 2001 by IKOS Systems, Inc., a Delaware corporation ("IKOS" or the "Company"), relating to the tender offer by Fresno Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor") to purchase all of the issued and outstanding shares of IKOS common stock, par value $0.01 per share (the "Shares"), at a purchase price of $11.00 per Share, net to the seller in cash, subject to the conditions described in the Schedule 14D-9. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

    Item 4 of the Schedule 14D-9 is amended and supplemented as follows:

Background

The thirty-fifth paragraph under the heading "Background" is hereby amended to add the following immediately after the third sentence of such paragraph:

The IKOS Board took note that for purposes of considering in good faith whether the Offer "would result in" a Superior Proposal, the IKOS Board considered that, because the Offer appeared bona fide, it was likely that Mentor would eventually either waive the condition or permit IKOS to pay the fee and reduce consideration to the stockholders. The IKOS Board was now called upon to consider whether IKOS stockholders should currently tender shares in the Offer, and recognized that currently the Termination Condition could not be satisfied and that therefore the Offer could not be consummated, without action by Mentor, Synopsys or the Delaware courts, all of which were beyond IKOS' control.

The thirty-fifth paragraph under the heading "Background" is hereby amended to add the following immediately after the sixth sentence of such paragraph:

The IKOS Board took note that the Merger Agreement requires as condition of IKOS engaging in discussions or negotiations or providing nonpublic information or access to properties that IKOS enter into a nondisclosure agreement containing terms at least as restrictive as those applicable to Synopsys, and does not contemplate a unilateral waiver of the terms by IKOS and, accordingly, gives Synopsys a contractual right to insist that all terms in the Confidentiality Agreement in its current form be applied to a competing bidder.

The final paragraph under the heading "Background" is hereby amended to add, at the end of such paragraph, the following:

    Mentor issued a press release on December 27, 2001 indicating that the Offer was extended until January 25, 2002 and filed an amendment to its Schedule TO to that effect.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IKOS Systems, Inc.
By:	/s/ JOSEPH W. ROCKOM
Joseph W. Rockom Chief Financial Officer and Secretary
Dated December 28, 2001

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  Item 4. The Solicitation or Recommendation
SIGNATURE